Exhibit 99.1

Fortuna reports production of 2.0 million ounces of silver and 13,200 ounces of gold for first quarter 2017

Vancouver, April 18, 2017— Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce first quarter 2017 production results from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The company produced 2.0 million ounces of silver, 13,200 ounces of gold plus base metal by-products. Fortuna is on schedule to produce 8.1 million ounces of silver and 52.4 thousand ounces of gold or 11.2 million Ag Eq* ounces in 2017.

Jorge A. Ganoza, President and CEO, commented: “I am pleased to report a solid start of the year in line with guidance for production and cost figures. 2017 is our first full year at the new expanded rates of production at both our mines, which shows favorably when comparing quarter over quarter. “ Mr. Ganoza continued, “With respect to our Lindero gold project in Argentina, basic engineering reviews and optimization work continue advancing as planned with the aim of supporting a construction decision in the third quarter of this year.”

First Quarter Production Highlights

•	Silver production of 2,033,191 ounces; 26 % increase over Q1 2016
•	Gold production of 13,200 ounces; 42 % increase over Q1 2016
•	Lead production of 7,210,706 pounds; 21 % decrease over Q1 2016
•	Zinc production of 10,816,289 pounds; 4 % increase over Q1 2016
•	Cash cost** for San Jose is US$56.9/t; on track to meet annual guidance of US$56.7/t
•	Cash cost** for Caylloma is US$73.3/t; on track to meet annual guidance of US$75.5/t

(*)	Ag Eq calculated using silver to gold ratio of 60 to 1 and does not include lead nor zinc
(**)	Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	First Quarter 2017			First Quarter 2016
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	129,369	267,268		117,192	179,110
Average tpd milled	1,470	3,108		1,317	2,059
Silver*
Grade (g/t)	68	226		103	240
Recovery (%)	84.73	92.18		86.50	92.74
Production (oz)	240,224	1,792,967	2,033,191	337,085	1,280,311	1,617,396

(*)	Metallurgical recovery for silver at Caylloma Mine is calculated based on silver contents in lead concentrate

	First Quarter 2017			First Quarter 2016
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.16	1.67		0.19	1.73
Recovery (%)	12.97	91.30		14.53	92.20
Production (oz)	84	13,116	13,200	103	9,161	9,264
Lead
Grade (%)	2.76			3.73
Recovery (%)	91.76			94.43
Production (lbs)	7,210,706		7,210,706	9,107,296		9,107,296
Zinc
Grade (%)	4.17			4.49
Recovery (%)	90.86			89.62
Production (lbs)	10,816,289		10,816,289	10,390,386		10,390,386

San Jose Mine, Mexico

Silver and gold production for the first quarter was 1,792,967 ounces and 13,116 ounces, 1 % and 3 % below budget respectively. Average head grades for silver and gold were 226 g/t and 1.67 g/t, 4 % and 6 % below budget respectively. The processing plant treated 3,108 tpd, a 51 % increase year over year.

Mine production was sourced from Trinidad Central and Trinidad North with each area contributing 65 % and 35 % of ore respectively.

Caylloma Mine, Peru

Silver production for the first quarter was 240,224 ounces, 2% below budget. Average silver head grade of 68 g/t, 6 % below budget, was partially offset by higher metallurgical recovery of 84.73%, 6 % above budget. Lead and Zinc production was 7,210,706 pounds and 10,816,289 pounds respectively, 2% below and 11% above budget. The processing plant treated 1,470 tpd, a 12 % increase year over year.

Mine production was sourced mainly from the Animas NE and Animas Central areas with each area contributing 63 % and 31 % of ore respectively. The center of gravity for mine production has shifted into the Animas NE area where the company, in 2016, conducted 12,834 meters in exploration and resource definition drilling. For 2017, Animas NE will continue to be the focus of mine development, exploration and resource definition drilling with 14,910 meters budgeted for the year.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.